Exhibit 99.1

Braiin Advances Proposed Acquisition of Home.cc with Valuation and Growth-Capital Components Totaling Approximately A$73 Million to Build AI-Native LivTech Platform for Residential Lifecycle Services, Targeting the $3+ Trillion Global Residential Lifecycle Services Market

Proposed acquisition would combine Home’s embedded residential distribution, payments infrastructure and household-services platform with Braiin’s AI, CXaaS and PropTech ecosystem

MELBOURNE, Australia & LONDON, United Kingdom — May 12, 2026 — Braiin Limited (NASDAQ: BRAI) (“Braiin” or the “Company”), a global AI platform company delivering automation and predictive analytics across precision agriculture, customer experience and property technology, today announced that it has entered into a non-binding term sheet to advance its proposed acquisition of Home.cc (“Home”), a Living Technology (“LivTech”) platform focused on embedded residential distribution, household service activation, payments and connected living infrastructure.

Under the proposed structure, Braiin would acquire a 50.1% majority interest in Cumbria Capital Ltd, the parent company of Home.cc, through a share purchase to be satisfied by the issuance of Braiin equity securities. The non-binding term sheet contemplates a pre-money equity valuation of approximately £35.0 million (approximately A$66.1 million), and Braiin would also invest approximately £3.85 million (approximately A$7.27 million) into Home as growth capital to support continued platform expansion.

The proposed acquisition remains subject to satisfactory due diligence; negotiation and execution of definitive transaction documents; shareholder approvals of both Braiin and Home; regulatory, Nasdaq and other approvals; delivery of AICPA-standard audited financial statements of Home; and other customary closing conditions. There can be no assurance that definitive agreements will be executed or that the proposed acquisition will be completed on the terms contemplated in the non-binding term sheet, or at all.

The contemplated acquisition is expected to advance Braiin’s strategy of building a global AI-native residential lifecycle platform that connects property transactions, household service activation, payments, customer engagement and ongoing home-management workflows into a unified digital infrastructure layer.

Home has developed a LivTech platform focused on simplifying how consumers move into, activate and manage their homes. Its platform is designed to work with estate agencies, landlords, property managers and residential service providers to streamline move-in workflows and extend customer engagement across utilities, broadband, insurance, household payments and connected living services.

The proposed acquisition builds on Braiin and Home’s previously announced exclusive strategic partnership and is expected to deepen integration between Home’s embedded residential distribution and Braiin’s broader AI, Property Technology (“PropTech”), customer engagement and workflow orchestration capabilities.

“Home.cc represents a highly transformational strategic milestone for Braiin as we continue building an AI-native Living Infrastructure platform for the residential lifecycle,” said Natraj Balasubramanian, Chief Executive Officer of Braiin Limited. “Residential services remain highly fragmented across property workflows, utilities, broadband, insurance, payments and customer engagement. By combining Home’s LivTech platform with Braiin’s embedded PropTech, Customer Experience as a Service (“CXaaS”), and transaction infrastructure, we believe we can fundamentally reimagine how residential services are delivered globally. Our goal is to create a more integrated operating layer for how consumers move, activate services and manage the ongoing needs of the home.”

Mr. Balasubramanian continued, “This contemplated acquisition is not simply an expansion of our PropTech footprint. It is intended to strengthen the distribution, transaction and recurring monetization layer of our broader AI ecosystem. Home’s position at the point of move-in gives Braiin access to high-intent customer moments where essential household decisions are already being made. We believe that creates a compelling opportunity to combine embedded distribution, AI-driven engagement and recurring household commerce into a scalable platform across the UK, ANZ, the United States and future global markets.”

The combined platform is expected to support multiple stages of the residential lifecycle, including:

●	Tenant onboarding and move-in workflows
●	Utility, broadband and telecom activation
●	Household insurance and embedded service offers
●	Payments and recurring household commerce
●	AI-powered customer engagement and support
●	Property manager and landlord workflow automation
●	Service orchestration across connected residential providers
●	Data-driven insights to improve conversion, retention and customer lifetime value

Braiin believes the acquisition would materially strengthen its position across the convergence of PropTech, embedded finance, utility and telecom enablement, AI-powered customer experience, residential workflow automation, connected living infrastructure, and recurring household monetization. The Company expects Home’s capabilities to integrate with Braiin’s existing embedded PropTech operations, CXaaS division, AI workflow intelligence tools and broader Living Infrastructure strategy.

“Home was built around a simple idea: running a home should not be fragmented,” said Matt Spence, Founder and Chief Executive Officer of Home.cc. “Consumers are asked to make critical decisions about utilities, broadband, insurance, payments and household services at exactly the moment when they are already dealing with the complexity of moving. By combining Home’s embedded platform with Braiin’s AI, customer engagement and international operating infrastructure, we believe we can accelerate the development of a more intelligent and connected system for how people move in and live.”

The acquisition would also expand Braiin’s ability to create recurring revenue opportunities across the LivTech residential lifecycle. Rather than addressing the home as a single transaction, the combined platform is designed to support an ongoing relationship with consumers and property stakeholders through service activation, bill management, payments, product recommendations and AI-enabled customer support.

According to Grand View Research, the global PropTech market is projected to reach approximately US$94.2 billion by 2030. Braiin believes the broader residential lifecycle services opportunity is substantially larger when including utilities, telecommunications, broadband, insurance, payments, connected home infrastructure and recurring household commerce.

The proposed acquisition further supports Braiin’s broader M&A strategy of acquiring synergistic platform assets that can be integrated across its AI, workflow automation and customer engagement ecosystem while preserving operating continuity and accelerating cross-platform monetization.

About Braiin Limited

Braiin Limited (NASDAQ: BRAI) is a global technology platform operating across AI, customer experience solutions, PropTech, and living infrastructure. Braiin’s ecosystem combines embedded distribution, intelligent automation, and recurring revenue platforms designed to support the lifecycle of the home and connected consumer services.

About Home.cc

Home.cc is a UK-based “LivTech” platform focused on digitising and monetising the residential lifecycle through embedded utility enablement, tenant engagement, connected household services, and intelligent residential workflows.

Sources

–	Grand View Research — Global PropTech Market Report
–	Grand View Research — Global Telecom Services Market Report
–	Future Market Insights — Telecommunications Services Market Forecast
–	PwC — Global Telecom Outlook 2025—2029
–	McKinsey & Company — Real Estate & Connected Living Insights

Cautionary Note Regarding Forward-Looking Statements.

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein, including but not limited to such things as future business strategy, plans, and goals, and the expansion and growth of our business. The words “plan”, “expect”, “intend”, “believe”, “may”, “project,” “can”, “will”, “would”, “could”, “should”, or and similar words or expressions, or negatives of these terms or other variations of these terms or comparable language or any discussion of strategy or intention identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the terms and consummation of the proposed acquisition, the Company’s LivTech strategy, the Company’s beliefs around how the acquisition will contribute to the Company’s LivTech Strategy and the projected value of the PropTech property. Please see the risk factors included in the Company’s United States Securities and Exchange Commission filings, which could cause actual results and events to differ materially from those contained in the forward-looking statements. You are cautioned against attributing undue certainty to forward-looking statements. Although these forward-looking statements were based on assumptions that the Company believes are reasonable when made, you are cautioned that forward-looking statements are not guarantees of future performance and that actual results, performance, or achievements may differ materially from those made in or suggested by the forward-looking statements in this press release. Any forward-looking statements made in this press release speak only as of the date of those statements. We undertake no obligation to update those statements or publicly announce the results of any revisions to any of those statements to reflect future events or developments.

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